Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release May 18, 2016
Credit Suisse Announces the Launch of an MLP Exchange Traded Note: Credit Suisse X-Links Monthly Pay 2xLeveraged Alerian MLP Index ETN

New York, May 18, 2016 Credit Suisse today announced the launch of its X-LinksTM Monthly Pay 2xLeveraged Alerian MLP Index ETN, which is listed on NYSE Arca under the ticker symbol “AMJL” and will begin trading this morning.

AMJL Profile

ETN Ticker	AMJL
Underlying Index	Alerian MLP Index (price return)
Index Ticker	AMZ
Leverage	2x
2x Index Yield[1]	15.44%
Income Potential	Variable monthly coupon[2]
Tracking Rate	0.85% per annum, accrued on a daily basis[3]
Financing Rate	3 Month LIBOR + 0.80% per annum, accrued on a daily basis[3]
Indicative Value Ticker[4]	AMJLIV <INDEX> (Bloomberg) / ^AMJL-IV (Yahoo! Finance)

1 The 2x Index Yield was calculated by the Index Sponsor as of May 12, 2016 and represents two (2) times the weighted-average of the 12-month dividend yields of the current Index Constituents. The comparable 12-month yield of the ETNs is affected by a variety of factors, and at any given time may be less than the 2x Index Yield at such time.

2 Investors are not guaranteed any coupon or distribution amount under the ETN. Any payment on the ETNs is subject to our ability to pay our obligations as they become due.

3 In addition to the Accrued Tracking Fee (based on the Tracking Rate) and Accrued Financing Charge (based on the Financing Rate), if your ETNs are redeemed directly with Credit Suisse, you will be charged a Redemption Fee. Please see the pricing supplement for disclosure of fees and charges. Please consult your financial advisor to learn more about the costs associated with the purchase or sale of this ETN in the secondary market.

4 The Intraday Indicative Value and the Closing Indicative Value will be published on each Trading Day under the Bloomberg ticker symbol “AMJLIV <INDEX>” and under the Yahoo! Finance ticker symbol “^AMJL-IV“. The “indicative value” for the ETNs is designed to reflect the economic value of the ETNs at a given time. The indicative value is a calculated value and is not the same as the trading price of the ETNs and is not a price at which you can buy or sell the ETNs in the secondary market. The indicative value does not take into account the factors that influence the trading price of the ETNs, such as imbalances of supply and demand, lack of liquidity and credit considerations. The actual trading price of the ETNs in the secondary market may vary significantly from their indicative value. Investors can compare the trading price (if such concurrent trading price is available) of the ETNs against the indicative value to determine whether the ETNs are trading in the secondary market at a premium or a discount to the economic value of the ETNs at any given time. Investors are cautioned that paying a premium purchase price over the indicative value at any time could lead to the loss of any premium in the event the investor sells the ETNs when such premium is no longer present in the market place or your ETNs are repurchased by us (including if we exercise our right to call the ETNs). It is also possible that the ETNs will trade in the secondary market at a discount below the indicative value and that investors would receive less than the indicative value if they had to sell their ETNs in the market at such time.

Media Release
May 18, 2016 Page 2/3

About AMJL and the Alerian MLP Index

AMJL provides a monthly compounded, 2x leveraged long exposure to the price return version of the Alerian MLP Index and may pay a variable monthly coupon linked to the net cash distributions, if any, of the Index Constituents. AMJL tracks the Alerian MLP Index (the “Index”), which measures the composite performance of leading energy Master Limited Partnerships (“Index Constituents”) that represent approximately 85% of the total energy MLP float-adjusted market capitalization. Alerian, the Index Sponsor, selects the Index Constituents. The Index is calculated using a float-adjusted, capitalization-weighted methodology and its price return version is disseminated real-time under the ticker symbol “AMZ”. The Index was launched on June 1, 2006 and, therefore, has no performance history prior to that date.

“Energy MLPs continue to be a sought-after asset class for investors seeking yields,” said Paul Somma, Head of Exchange Traded Notes at Credit Suisse. “So we are pleased to partner with Alerian, a market leader in the MLP space, to offer a two-times leveraged ETN linked to the Alerian MLP Index.”

More information on the Credit Suisse X-Links Monthly Pay 2xLeveraged Alerian MLP Index ETN can be found on: www.credit-suisse.com/etn

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, Credit Suisse Securities

Media Release
May 18, 2016 Page 3/3

(USA) LLC or any agent or dealer participating in an offering will arrange to send you the applicable Pricing Supplement, Prospectus Supplement and Prospectus if you so request by calling +1 800 320 1225.

AMJL:

Pricing Supplement dated May 17, 2016, including the Prospectus dated May 4, 2015 and Prospectus Supplement dated May 4, 2015: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=AMJL

You may access the Prospectus Supplement and Prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Pricing Supplement.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.